UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 10, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

New Proxy Form for the Extraordinary General Meeting to be held on 29 October 2013

I/We ____________________________________________________________________________________ (Note 1), H Shares shareholder account number (if applicable): ___________________________________________________ , address:___________________________________________________ (Note 1), hold ____________________________ H Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the EGM (as defined below) or Mr./Ms.____________ of address: __________________________________________________________________________________ (Note 3), to represent me/us to attend the EGM to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 9:00 a.m. on Tuesday, 29 October 2013 and any adjournment thereof (the “EGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the EGM (the “Notice”) and the supplemental notice of the EGM of the Company (the “Supplemental Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice and the Supplemental Notice.

		AGREE	DISAGREE	ABSTAIN
	ORDINARY RESOLUTIONS	(Note 4)	(Note 4)	(Note 4)
1.

“To consider, approve, confirm and ratify a conditional financial services agreement dated 30 August 2013 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between (i) the Company; (ii) 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited); and (iii) 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of deposit services and the provision of loan and financing services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Financial Services Renewal Agreement” and the circular of the Company dated 25 September 2013 (the “Circular”); and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions under the Financial Services Renewal Agreement or any matter incidental thereto.”

2.	“To consider, approve, confirm and ratify a conditional catering services agreement dated 30 August 2013 (the “Catering Services Renewal Agreement”) regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of catering services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Catering Services Renewal Agreement” and the Circular; and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto. ”

3.	“To consider and approve the appointment of Mr. Ma Weihua as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.”

Signature(s):	(Note 5)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares of the Company registered in your name(s).

3.	If you wish to appoint someone other than the chairman of the EGM, please delete the words “the chairman of the EGM (as defined below) or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.

4.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion. Abstain votes will be counted in the calculation of the required majority for each resolution.

5.	This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution duly affixed and attested to in accordance with the articles of association or other constitutional documents of such company or institution.

6.	This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled (the “Closing Time”) for the holding of the EGM in order for such documents to be considered valid.

7.	IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the Notice (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the EGM on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

8.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:

(i)	If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretions or to abstain on any resolution properly put to the EGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in the Supplemental Notice.

(ii)	If you have lodged this new proxy form with the Company’s registrar before the Closing Time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.

(iii)	If this new proxy form is lodged with the Company’s registrar after the Closing Time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the Closing Time as mentioned in point 6 above. If you wish to vote at the EGM, you will have to attend in person and vote at the EGM.

You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

9.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

10.	If a proxy attends the EGM, appropriate identification documents must be produced.

11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.

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